UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Innovid Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457679 10 8

(CUSIP Number)

Mr. Anthony Reich, 13th Floor, Building E, 89 Medinat Hayehudim Street,
Herzliya, Israel. +972-9-9703620

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457679 10 8	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ION Crossover Partners Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,476,456 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
11,476,456 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,476,456 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Consists of (i) 10,481,131 shares of common stock of the Issuer (“common stock”), and (ii) 995,325 shares of common stock issuable upon the exercise of warrants.
(2)
Percentage is calculated based on (i) 144,413,260 shares of common stock outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024 and (ii) 995,325 warrants that grant the Reporting Person the right to acquire beneficial ownership of 995,325 shares of common stock within 60 days.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13G initially filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2024 (the “Original Schedule 13G”) is being filed by ION Crossover Partners Ltd (the “Reporting Person”) for the sole purposes of:

(i)
adding 995,325 shares of Common Stock (as defined in Item 2(d) below) issuable under an equivalent number of warrants to purchase Common Stock to the beneficial ownership of the Reporting Person appearing in Item 4 and on the cover page (which shares underlying warrants had been inadvertently omitted from the Original Schedule 13G); and

(ii)
correcting the rule pursuant to which the Reporting Person filed the Original Schedule 13G from Rule 13d-1(d) to Rule 13d-1(c) (which was an inadvertent error in the Original Schedule 13G) and adding the related required certification in Item 10.

All other information reported in the Original Schedule 13G remains unchanged in this Amendment No. 1.

Item 1.

(a)	Name of Issuer
Innovid Corp

(b)	Address of Issuer’s Principal Executive Offices
30 Irving Place, 12th Floor
New York, NY, 10003
Tel: +1 212 966 7555

Item 2.

(a)	Name of Person Filing
This Schedule 13G is filed by ION Crossover Partners Ltd, which serves as a management company and investment manager for a fund that is the direct owner of the shares.

(b)	Address of the Principal Office or, if none, residence
The principal business address of ION Crossover Partners Ltd. is 14th Floor, Building E, 89 Medinat Hayehudim Street, Herzliyah, Israel.

(c)	Citizenship
ION Crossover Partners Ltd. is organized under the laws of the State of Israel.

(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number
457679 10 8

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of May 22, 2024, the Reporting Person beneficially owns, in the aggregate, 11,476,456 shares of Common Stock*

(b)	Percent of class: 7.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 11,476,456*

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 11,476,456*

(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* Consists of (i) 10,481,131 shares of Common Stock and (ii) 995,325 shares of Common Stock issuable upon the exercise of 995,325 warrants to purchase Common Stock. Each of the warrants entitles the holder to the right to purchase one share of Common Stock at a price of $11.50 per share.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2024
Date

ION CROSSOVER PARTNERS LTD.

By: /s/Gilad Shany
Name: Gilad Shany
Title: Director

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